23003235

OB APPROVAL
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SEC Mail Processing

AUG 10 2023

Washington, DC

SEC FILE NUMBER
8-45490

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING June 1, 2022 (MM/DD/YY) AND ENDING May 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bodington & Company

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no .)

50 California Street Suite 1500
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey C. Bodington	(415) 391-3280	jcb@bodingtonandcompany.com
(Name)	(Area Code - Telephone Number)	(Email Address)

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name - if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB March 4, 2009 PCAOB Registration Number 3381

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(l)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffery C. Bodington, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Bodington & Company as of May 31, 2023 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature :

Title: President

Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.
(b) Notes to statement of financial condition.
X (c) Statement of Operations.
X (d) Statement of cash flows .
X (e) Statement of changes in member's equity .
X (g) Notes to financial statements.
X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1,as applicable.
(i) Computation of tangible net worth under 17 CFR 240.18a-2.
X (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3 .
(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
(l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
X (o) Reconciliations, including appropriate explanations , of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(t) Independent public accountant's report based on an examination of the statement of financial condition.
X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) Supplemental reports on applying agreed-upon procedures , in accordance with 17 CFR 240.15c3-l e or 17 CFR 240.17a-12, as applicable.
(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit , or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: __________

*(**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3} or 17 CFR 240.18a-7{d)(2}, as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco)

On July 28, 2023 before me, Ahmed Al-Malik Jr - Notary Public
(insert name and title of the officer)

personally appeared Jeffrey Charles Bodington,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

AHMED AL-MALIK JR
Notary Public - California
San Francisco County
Commission # 2439498
My Comm. Expires Feb 28, 2027

WITNESS my hand and official seal.

Signature ______________________ (Seal)

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended May 31, 2023

with

Reports of Independent Registered Public Accounting Firm

Contents

	Page
Financial Statements	
Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7
Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934	
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
Computation for Determination of Reserve Requirements	14
Information Relating to Possession or Control Requirements	14
Report as contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions	15
Report on Assertions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions	16

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bodington & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodington & Company as of May 31, 2023, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Bodington & Company as of May 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bodington & Company's management. Our responsibility is to express an opinion on Bodington & Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bodington & Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Reconciliation Pursuant to Rule 17a-5(d)(4), Computation for Determination of Reserve Requirements under Rule 15c3-3, and Information Relating to Possession or Control Requirements under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bodington & Company's financial statements. The supplemental information is the responsibility of Bodington & Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Bodington & Company's auditor since 2019.
Walnut Creek, California
July 25, 2023

Bodington & Company
Statement of Financial Condition
As of May 31, 2023

Assets

Current assets	
Cash	$ 34,168
Accounts receivable	98,411
Prepaid expenses	300
Total current assets	132,879
ASC 842 lease asset	22,517
Total assets	$ 155,396

Liabilities and Stockholder's Equity

Current liabilities	
Accounts payable	$ 1,200
Total current liabilities	1,200
Income taxes payable, deferred	23,000
ASC 842 lease liability	22,517
Total liabilities	46,717
Stockholder's equity	
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding	45,000
Paid in capital	10,000
Retained earnings	53,679
Total stockholder's equity	108,679
Total liabilities and stockholder's equity	$ 155,396

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Operations
For the year ended May 31, 2023

Revenues	
Advisory fees and consulting	$ 572,264
Expenses	
Salaries	373,326
Travel and other	62,322
Retirement plan contribution	61,000
Consultants	41,821
Rent	29,425
Regulatory compliance and audit	19,477
Employee health benefits	17,952
Payroll taxes	15,800
Office supplies and expenses	6,055
Total expenses	627,178
Loss before taxes	(54,914)
Taxes on income	(18,200)
Net loss	$ (36,714)

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2023

	Common stock Shares	Common stock Amount	Paid in capital	Retained earnings	Total stockholder's equity
Balances, May 31, 2022	, 15	$ 45,000	$ 10,000	$ 90,393	$ 145,393
Net loss	-	-	-	(36,714)	(36,714)
Balances, May 31, 2023	15	$ 45,000	$ 10,000	$ 53,679	$ 108,679

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2023

Cash flows from operating activities		
Net loss	$	(36,714)
Adjustments to reconcile net loss to net cash used by operating activities		
Deferred income taxes		(19,000)
Decrease in accounts receivable		41,880
Decrease in prepaid expenses		11,202
Net cash used by operating activities		(2,632)
Net decrease in cash		(2,632)
Cash, May 31, 2022		36,800
Cash, May 31, 2023	$	34,168
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Bodington & Company
Notes to Financial Statements
May 31, 2023

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand. The bank balances during the year ended May 31, 2023 were below the FDIC insured amount of $250,000.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2023, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 31, 2021 to 2023 are open for examination by the Internal Revenue Service and years May 31, 2020 to 2023 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company capitalized individual purchases of $2,500 or more.

Revenues
Advisory fees are recorded as revenue in the period in which the related services are performed (e.g., deal has been closed) in accordance with the applicable agreement. Consulting fees are recorded at the time the service is completed and the Company has fulfilled its performance obligations to the client.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2023.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2023:

Current	
State	$ 800
Federal	-
	800
Deferred	
State	-
Federal	(19,000)
Total	$ (18,200)

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences that total $91,511 at May 31, 2023.

At May 31, 2023, the Company had a federal net operating loss carryforward of $8,459 that was used to reduce its deferred tax liability.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments through March 2024. The future minimum payments for the year ending May 31, 2023 total $22,941.

Rent expense for the year ended May 31, 2023 was $29,425 and included certain operating charges passed through to the Company by the lessor.

In accordance with ASU 2016-02 (Topic 842), the Company has recognized a right-to-use asset of $22,517 and lease liability of $22,517 as of May 31, 2023.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $61,000 were made to the plan for the year ended May 31, 2023. Annual contributions are at the discretion of the Company Board of Directors.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2023, the Company had net capital, as defined under the Rule, of $32,968 which exceeded the minimum requirement of $5,000 by $27,968. The Company's aggregate indebtedness, as defined under the Rule, was 3.64% of its net capital.

Note 6 - Concentrations

Revenue from contracts with four entities comprised 94% of total revenues for the year ended May 31, 2023. At May 31, 2023, accounts receivable was due from four entities.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since May 31, 2023 that required recognition or disclosure in these financial statements.

Note 8 – Commitments and contingencies

The Company is unaware of any material commitments or contingencies as of May 31, 2023 and through the date of this report.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2023

Net capital	
Total stockholder's equity	$ 108,679
Non-allowable assets -	
Accounts receivable	(98,411)
Prepaid expenses	(300)
Other credits -	
Deferred taxes	23,000
Net capital	$ 32,968
Total aggregate indebtedness	$ 1,200
Computation of basic net capital requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ 80
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 27,968
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker	$ 26,968
Percentage of aggregate indebtedness to net capital	3.64%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2023

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2023)

There were no differences between the net capital and aggregate indebtedness amounts included herein and the Company's FOCUS report for the period ending May 31, 2023.

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2023

The Company does not claim an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because the Company's activities are limited to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2023

A supplementary report pursuant to Rule 17a- 5(d)(2)(i)and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Bodington & Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bodington & Company

I, Jeffrey C. Bodington, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffrey C Bodington

President

July 24, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bodington & Company

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Bodington & Company (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bodington & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodington & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 25, 2023